

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

Chao Xu
General Counsel
Xiao-I Corporation
7th floor, Building 398, No. 1555 West
Jinshajiang Rd
Shanghai, China 201803

> **Re: Xiao-I Corporation**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed February 13, 2023**
> **File No. 333-268889**

Dear Chao Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed on February 13, 2023

The Offering, page 35

1. The approximately $46.8 million of net proceeds from this offering you disclose appears to be the gross proceeds from the offering at the midpoint. Please revise your disclosures here and on page 84 to disclose the estimated net proceeds from the offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by the company. Additionally, revise your cover page disclosures to disclose the calculation of the proceeds, before expenses, to Xiao-I and quantify the total expected offering expenses to be payable by the company in footnote (2) to the tabular presentation.

Capitalization, page 86

2.   We note your revised disclosure that the VIE will settle the cash payment for the convertible loans by April 2024. On pages F-28 and F-55 you disclose that upon completion of this offering the settlement of outstanding convertible loans will be within ten working days after listing. Please revise your As Adjusted presentation to reflect the full repayment of the convertible notes or advise. To the extent that additional borrowings are expected to be used to make such repayments please reflect this in your As Adjusted presentation and disclose this in a footnote. Refer to Item 3.B of Form 20-F.

    You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Fred Summer